UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Press Release
November 19, 2009

Pampa Energía to enter into an investment agreement with YPF to contribute to ensure natural gas supply to Central Termica Loma de La Lata

Buenos Aires, November 19, 2009. Pampa Energía S.A. (NYSE: PAM; BASE: PAMP) (“Pampa”) announces that its subsidiary Petrolera Pampa S.A. (“PEPASA”) has accepted an offer from YPF S.A. (“YPF”) to enter into an investment agreement (the “Agreement”) regarding the exploitation block known as “Rincon del Mangrullo” (the “Area”), which was formerly part of the Neuquen Basin Area IX, located in the Province of Neuquen and over which YPF holds an Exploitation Concession.

Subject to the fulfillment of certain conditions precedent and to the terms and conditions of the Agreement, in due course PEPASA will carry out investments in the Area up to a maximum of US$ 29,000,000 in exchange for the cession by YPF of certain rights and obligations, including the right over 50% of the hydrocarbon production obtained from the geological formations in the Area subject to the Agreement.

In addition, and subject to certain additional investments, PEPASA will have the option to acquire all or part of the natural gas production corresponding to YPF in accordance to its percentage participation in the Area.

One of Pampa’s objectives in connection with this Agreement is to contribute to secure the supply of natural gas to Central Termica Loma de la Lata (“CTLLL”). The fulfillment of the Agreement, and the potential exercise of the option described above, could represent up to 11% of CTLLL’s natural gas consumption.

For further information, contact:

Ricardo Torres - Chief Executive Officer
Mariano Batistella - Investor Relations
3302 Ortiz de Ocampo, Building #4
(C1425DSR) Ciudad Autónoma de Buenos Aires, Argentina
Phone: 5411 4809 9500
http://www.pampaenergia.com/ri
investor@pampaenergia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2009

Pampa Energía S.A.

By:	/S/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.